(Final)

Viceroy Exploration Ltd.
(an exploration stage company)

Consolidated Financial Statements
For the Years Ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company’s external auditors, have examined the consolidated financial statements of the Company and their report follows.

"Patrick G. Downey "	"John P. Fairchild "

Patrick G. Downey	John P. Fairchild
President and Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
March 10, 2006

Independent Auditors’ Report To the Shareholders of Viceroy Exploration Ltd.	PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 10, 2006

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
as at December 31
(expressed in Canadian dollars)

	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents	23,116,259	14,498,984
Prepaid expenses and accounts receivable	143,884	188,633
	23,260,143	14,687,617

Exploration properties (note 3)	19,944,753	9,920,885

Furniture and equipment – corporate office (note 4)	48,708	29,441

	43,253,604	24,637,943

Liabilities

Current liabilities
Accounts payable and accrued liabilities	959,140	256,582

Shareholders’ Equity

Capital stock (42,033,043 common shares; 2004 – 35,370,308) (note 6 (b))	45,116,078	25,812,231

Stock options and warrants (note 6 (e))	4,125,351	2,394,260

Deficit	(6,946,965)	(3,825,130)

	42,294,464	24,381,361

	43,253,604	24,637,943
Nature of operations (note 1)

Subsequent events (note 12)

Approved by the Board of Directors

"W. David Black"	"Robert V. Matthews"
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Expenses
Stock-based compensation
Directors/officers/employees (note 6 (e))	1,624,434	748,421
Other consultants (note 6 (e))	353,985	434,664
	1,978,419	1,183,085

Salaries, benefits and officer consultants	689,772	638,684
Stock exchange/transfer agent/listing application	221,640	40,920
Professional fees	162,322	78,224
Shareholders’ communication	44,083	68,892
Amortization	33,244	11,284
Investor relations	304,770	192,801
Travel and lodging	13,035	40,470
Office and miscellaneous	203,351	137,349

Loss before the following	3,650,636	2,391,709

Interest income	(479,782)	(83,916)

(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487

Bad debt on sale of non-consolidated legacy subsidiary	30,532	-

Foreign exchange (gain) loss	(14,938)	50,441

Loss for the year	3,121,835	2,377,721

Deficit - Beginning of year	3,825,130	1,447,409

Deficit - End of year	6,946,965	3,825,130

Basic and diluted loss per share	0.08	0.08

Weighted average number of shares outstanding	38,663,030	29,232,390

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
for the years ended December 31
(expressed in Canadian dollars)

	2005	2004
	$	$

Cash flows (used in) from operating activities
Loss for the year	(3,121,835)	(2,377,721)

Non-cash charges (note 9 (a))	1,927,115	1,213,856
Changes in non-cash working capital items (note 9 (b))	24,928	(90,136)

	(1,169,792)	(1,254,001)

Cash flows (used in) from investing activities
Exploration properties (note 9 (c))	(8,949,109)	(3,466,743)
Furniture and equipment – corporate office	(52,511)	(40,725)
Proceeds on sale of short-term investment	84,548	57,014

	(8,917,072)	(3,450,454)

Cash flows from financing activities
Bought deal financing – net	17,283,418	-
Private placement proceeds – net (note 9 (d))	-	11,417,706
Exercise of warrants and stock options	1,420,721	3,068,703

	18,704,139	14,486,409

Increase in cash and cash equivalents	8,617,275	9,781,954

Cash and cash equivalents - Beginning of year	14,498,984	4,717,030

Cash and cash equivalents - End of year	23,116,259	14,498,984

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	23,116,259	14,498,984

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

1	Nature of operations

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse-circulation drill program and in December 2004 began a second phase of exploration consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization on the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property. Based on the recommendations of the Preliminary Economic Assessment, the Company continued engineering studies throughout 2005 in preparation for a feasibility study in 2006.

During 2005, the second phase drilling program continued on the three zones of mineralization, a regional exploration program began, and in December 2005 the second phase drilling program was completed with final assays pending as of year end. Also during 2005, the Company accelerated, among others, technical engineering, metallurgical and environmental impact studies.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant measurement differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 11.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Oro Belle Resources Corporation, Minera De Oro (BVI) Inc., Minas Argentinas (Barbados) Inc. and Minas Argentinas S.A.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Effective January 1, 2005, short-term investments are classified as available-for-sale securities and recorded at fair value. Previously, short-term investments were recorded at cost and written down to estimated net recoverable amount if there was an other than temporary decline in value. The net recoverable amount is based upon the short-term investment’s quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Furniture and equipment – corporate office

Furniture and equipment – corporate office are recorded at cost and amortized on a straight-line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Stock-based compensation

The Company has a stock option plan and records for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation using the Black-Scholes pricing model.

Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company adopted the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designated as being “available-for-sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these consolidated financial statements resulting from the adoption of the above-described new accounting standards.

3	Exploration properties

The gold exploration properties are located in Argentina, substantially all in San Juan province, and are subject to net smelter royalties ranging between 1.0% and 3.5%. Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	December 31, 2005
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	13,815,394	19,114,164
Salamanca	260,187	65,977	326,164
Las Flechas	200,000	400	200,400
Evelina	200,000	3,020	203,020
La Brea/Las Carachas	100,000	1,005	101,005

	6,058,957	13,885,796	19,944,753

	December 31, 2004
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000

	6,058,957	3,861,928	9,920,885

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly owned Argentine subsidiary of Tenke Mining Corp., a Toronto Stock Exchange (TSX) listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009. In June 2005, the agreement was continued for the second year.

Gualcamayo property exploration expenditures are as follows:

	Balance		Balance		Balance
	January 1	Expenditures	December 31,	Expenditures	December 31,
	2004	in 2004	2004	in 2005	2005
	$	$	$	$	$
Drilling	-	1,058,581	1,058,581	2,628,200	3,686,781
Geologist and engineers
salaries/fees/travel/lodging	122,753	620,643	743,396	750,575	1,493,971
Stock-based compensation
(note 6 (e))	-	-	-	214,019	214,019
Bonus shares (note 6 (b))	-	-	-	138,361	138,361
Field support	83,898	629,743	713,641	1,649,540	2,363,181
Assays	38,940	208,879	247,819	330,755	578,574
EIS/property permits/canon
payments	31,923	80,611	112,534	379,166	491,700
Road maintenance/drill pads	3,637	238,762	242,399	812,181	1,054,580
Location administration/office
support	59,790	185,604	245,394	312,842	558,236
Vehicles/equipment/camp	-	60,732	60,732	505,404	566,136
Access road	-	-	-	690,484	690,484
Engineering studies	-	42,673	42,673	429,340	472,013
Argentine value added tax	12,483	382,276	394,759	1,112,599	1,507,358

	353,424	3,508,504	3,861,928	9,953,466	13,815,394

The Company does not have any significant asset retirement obligations at this stage of its activities.

4	Furniture and equipment – corporate office

	December 31, 2005
		Accumulated
	Cost	Amortization	Net
	$	$	$
Furniture and equipment	45,810	19,186	26,624
Computer equipment	47,426	25,342	22,084
	93,236	44,528	48,708

	December 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$
Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,085
	40,725	11,284	29,441

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

5	Income taxes

As at December 31, 2005, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,781,000	2007-2010
Canada	Non-capital losses	7,717,000	2006-2013
	Net capital losses	50,721,000	N/A

In Argentina, as at December 31, 2005, the tax basis of deferred exploration expenditures exceeds the accounting basis balance of deferred exploration expenditures by approximately $2,705,000.

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax loss carry forwards and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

6	Capital stock

	a)	Number of authorized shares

An unlimited number of first preferred shares without par value An unlimited number of second preferred shares without par value An unlimited number of common shares without par value

	b)	Issued and outstanding – common shares

		Amount
	Number of shares	$

Balance – January 1, 2004	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based payment	-	(1,154,158)

Balance – December 31, 2004	35,370,308	25,812,231

Bought deal financing	5,750,000	18,687,500
Related $1,121,250 underwriters’ fee and $282,832 expenses of issue		(1,404,082)
Exercise of private placement warrants	215,881	593,673
Exercise of brokers’ warrants	76,854	263,726
Exercise of stock options	590,000	1,024,669
Issue of bonus shares	30,000	138,361

Balance – December 31, 2005	42,033,043	45,116,078

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004. All above-described warrants were exercised in 2004.

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,325 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non-transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

On July 5, 2005, the Company completed a bought deal financing for a total of 5,750,000 common shares for gross proceeds of $18,687,500.

On December 20, 2005, a total of 30,000 bonus shares were issued among three project consultants, pursuant to the Company’s Stock Option and Share Compensation Plan. The shares were priced at fair value as of the date of issue.

c)	Warrants

		Weighted average
	Number of	exercise price
	shares	$

Balance – January 1, 2004	4,550,000	0.60

Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers’ commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers’ commission	354,552	2.75

Balance – December 31, 2004	3,156,875	2.75

Exercise of private placement warrants	(215,881)	2.75
Exercise of brokers’ commission warrants	(76,854)	2.75

Balance – December 31, 2005	2,864,140	2.75

As at December 31, 2005, a total 2,864,140 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $7,876,385, until December 6, 2006.

d)	Stock options

In the period from January 1, 2004 to April 29, 2005, the Company had a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant was five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option was no less than the closing price on the trading day immediately preceding the day on which the Company announced the grant of the option or, if the grant was not announced, on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval which has since been received, a new 10% rolling stock option plan called the “Stock Option and Share Compensation Plan” which is consistent with the policies of the TSX and took effect on April 29, 2005 subject to the listing of the Company’s shares on the TSX. The Company’s common shares were listed and posted for trading on the TSX at the opening on May 2, 2005 and were simultaneously delisted from the TSX Venture Exchange.

		Weighted
		average exercise
	Number of	price
	shares	$

Balance – January 1, 2004	2,039,500	0.83

Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	0.39

Balance – December 31, 2004	2,593,000	1.29

Granted to directors/officers/employees	1,012,000	2.87
Granted to project geologists and engineers capitalized to property
exploration expenditures	185,000	4.07
Granted to other consultants	270,000	2.51
Exercise of options by directors/officers/employees	(510,000)	0.93
Exercise of options by other consultants	(80,000)	1.70

Balance – December 31, 2005	3,470,000	2.03

As at December 31, 2004, options granted with vesting requirements were fully vested.

As at December 31, 2005, two options for 90,000 shares are subject to vesting over various periods to March 10, 2006.

The following table summarizes information on stock options outstanding at December 31, 2005:

Range of		Weighted average	Weighted average
exercise prices	Number of	remaining	exercise price
$	shares	contractual life in years	$

0.50 – 0.93	120,000	2.82	0.57
1.25 – 1.35	1,273,000	3.01	1.26
1.57	450,000	3.70	1.57
2.25 – 2.46	1,027,000	3.96	2.42
3.24 – 3.55	510,000	4.82	3.48
4.61	90,000	4.97	4.61

	3,470,000	3.69	2.03

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

The following table summarizes information on stock options outstanding at December 31, 2004:

		Weighted average
Range of	Number of	remaining	Weighted average
exercise prices	shares	contractual life in years	exercise price
$			$

0.50	300,000	3.70	0.50
0.93 -1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25

	2,593,000	3.84	1.29

e)	Stock options and warrants

	Number of	Amount
	shares	$

Balance – January 1, 2004	2,389,500	1,252,471

Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers’ commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/ employees	(405,000)	(147,539)
Exercise of warrants granted as brokers’ commission	(350,000)	(75,680)
Exercise of options granted pursuant to a 2003 acquisition	(339,500)	(59,711)

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	1,012,000	1,624,434
Stock-based compensation to other consultants	270,000	353,985
Stock-based compensation to project geologists and engineers capitalized to
property exploration expenditures	95,000	214,019
Stock-based compensation to project geologist and engineer not vested	90,000	-
Exercise of stock-based compensation by directors/officers/employees	(510,000)	(332,891)
Exercise of stock-based compensation by other consultants	(80,000)	(76,078)
Exercise of stock-based compensation by brokers’ warrants	(76,854)	(52,378)

Balance – December 31, 2005	3,747,698	4,125,351

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are:

For the year ended December 31, 2005:

			Stock options granted to
			project geologists and
	Stock options granted	Stock options	engineers capitalized to
	to directors/officers/	granted to other	property exploration
	employees	consultants	expenditures

Number of common shares	1,012,000	270,000	185,000
Grant price per share	$2.46 - $3.55	$2.46 - $3.55	$3.70 - $4.61
Exercise price per share	$2.46 - $3.55	$2.46 - $3.55	$3.55 - $4.61
Risk-free interest rate (percent)	3.73 - 3.75	3.73 – 3.75	3.73 – 3.84
Annual dividend per share	nil	nil	nil
Price volatility (percent)	56 – 69	56 – 69	69
Option life in years	5	5	5
Weighted average grant date fair
value per share	$2.87	$2.51	$4.07

For the year ended December 31, 2004:

	Stock options granted	Stock options	Warrants granted
	to directors/officers/	granted to other	as brokers’
	employees	consultants	commission

Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	nil	nil	nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date fair
value per share	$0.96	$0.84	$0.68

7	Related party transactions

a)

During the year ended December 31, 2004, the Company paid $7,500 for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

b)

During the year ended December 31, 2004, the Company had monthly consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

c)

During the year ended December 31, 2005, the Company had consulting service arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $145,092, $121,667, $110,000 and $45,000, an aggregate $421,759. These amounts exclude compensation paid or payable beginning the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to the employment agreements made effective June 1, 2005.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

8	Geographic segment information

Assets by geographic segment are as follows:

	December 31,	December 31,
	2005	2004
	$	$
Canada	22,633,525	14,646,602
Argentina	20,604,375	9,991,341
Barbados	15,704	-
	43,253,604	24,637,943

9	Supplemental cash flow information

a)	Changes in non-cash charges:

	2005	2004
	$	$
Amortization	33,244	11,284
Stock-based compensation	1,978,419	1,183,085
(Gain) loss/write-down on sale of short-term investments	(64,613)	19,487
Rent recovery	(19,935)	-
	1,927,115	1,213,856

b)	Changes in non-cash working capital items:

	2005	2004
	$	$
Decrease (increase) in prepaid expenses and accounts receivable	44,749	(27,308)
Decrease in accounts payable and accrued liabilities	(19,821)	(62,828)
	24,928	(90,136)

c)	The Company entered into the following non-cash investing activities:

	2005	2004
	$	$

Stock-based compensation to project geologists and engineers
capitalized to property exploration expenditures	214,019	-
Bonus shares capitalized to property exploration expenditures	138,361	-

d)	The Company entered into the following non-cash financing activities:

	2005	2004
	$	$

Share issue costs, stock-based payment	-	241,634

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

10	Operating lease obligations

As at December 31, 2005, operating lease obligations are as follows:

	Payments due by period
		Less than	1 – 3
	Total	1 year	years
	$	$	$

Vancouver office	118,853	75,065	43,788
Argentina office	7,377	7,377	-

	126,230	82,442	43,788

11	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)

As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically for recoverability of carrying values under Statement of Financial Accounting Standards (SFAS) No. 144.

b)

As described in note 2, until 2005 the Company recorded short-term investments at cost unless there was an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available-for-sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

The significant quantitative effects on the consolidated financial statements relative to U.S. GAAP are as follows:

i.	Consolidated Statements of Operations

	2005	2004
	$	$
Loss
As reported under Canadian GAAP	(3,121,835)	(2,377,721)
Adjustment for exploration expenditures in the year	(10,023,868)	(3,508,504)

Loss under U.S. GAAP before other comprehensive income adjustment	(13,145,703)	(5,886,225)

Other comprehensive gain:
unrealized holding loss	-	9,796

Comprehensive loss under U.S. GAAP	(13,145,703)	(5,876,429)

Loss per share under U.S. GAAP	(0.34)	(0.20)

ii.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

iii.	Consolidated Balance Sheets

	2005	2004
	$	$

Exploration properties
As reported under Canadian GAAP	19,944,753	9,920,885
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Exploration properties under U.S. GAAP	6,058,957	6,058,957

Shareholders’ Equity
As reported under Canadian GAAP	42,294,464	24,381,361
Adjustment for cumulative exploration expenditures	(13,885,796)	(3,861,928)

Shareholders’ Equity under U.S. GAAP	28,408,668	20,519,433

iv.	Consolidated Cash Flows

	2005	2004
	$	$

Cash flows used in operating activities
As reported under Canadian GAAP	(1,169,792)	(1,254,001)
Adjustment for exploration expenditures in the year	(8,949,109)	(3,466,743)

Cash flows used in operating activities under U.S. GAAP	(10,118,901)	(4,720,744)

Cash flows (used in) from investing activities
As reported under Canadian GAAP	(8,917,072)	(3,450,454)
Adjustment for exploration expenditures in the year	8,949,109	3,466,743

Cash flows from investing activities under U.S. GAAP	32,037	16,289

v.	Recent accounting pronouncements

Uncertain Tax Positions

In July 2005, Financial Accounting Standards Board (FASB) Exposure Draft, Accounting for Uncertain Tax Positions – an Interpretation of FASB Statement 109, was released for comment. Its principal purpose is to give guidance on recording tax provisions, if any. Under the draft, with respect to tax exposure, a liability for the full amount of the tax exposure is to be recorded if it is not probable that the filing position will be sustained and no liability for exposure is to be recorded if it is probable that the filing position will be sustained.

The FASB and the International Accounting Standards Board (IASB) have a joint short-term convergence project underway that includes this topic and the FASB has decided to consider proposals from this joint project prior to proceeding with the Exposure Draft, Accounting for Uncertain Tax Positions.

In Canada, the Accounting Standards Board is undertaking a project on income taxes to converge certain aspects of Section 3465, Income Taxes, with amendments being considered as part of the above-referred joint FASB/IASB short-term convergence project. The portion of the Canadian project addressing Accounting for Uncertain Tax Positions may be issued separately from the main project, with a final standard being issued in 2006 and with an effective date in 2006.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
for the years ended December 31, 2005 and 2004
(expressed in Canadian dollars)

The Company has determined that the U.S. rule, if enacted, has no material impact on the Company’s financial statements.

Stripping Costs Incurred during Production

Effective for reporting periods beginning after December 15, 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force in release of Issue 04-6, that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory produced (that is extracted) during the period that the stripping costs are incurred. The Task Force noted that the consensus does not address the accounting for stripping costs during the pre-production phase of a mine.

In Canada, the Emerging Issues Committee (EIC) issued Draft Abstract D56 on October 17, 2005, Accounting or Stripping Costs in the Mining Industry. In respect of stripping costs incurred during the production phase, the EIC reached a consensus that stripping costs in the production phase should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This being the case, a difference between U.S. and Canadian GAAP would arise.

The Company will comply with the EIC pronouncement as appropriate and will report any significant differences to U.S. GAAP.

12	Subsequent Events

During the period from January 1, 2006 to February 28, 2006, the Company issued common shares from treasury as follows:

	Number of	Amount
	shares	$

Bought deal financing, net of underwriters’ fee and estimated issue expenses	9,600,000	56,650,000
Exercise of brokers’ warrants	198,729	681,943
Exercise of private placement warrants	275,736	758,274
Exercise of stock options to
- directors/officers/employees	440,000	1,497,400
- other consultants	5,000	27,984

	10,519,465	59,615,601

On February 16, 2006, the Company completed a bought deal financing with a syndicate of underwriters which resulted in the Company issuing 9,600,000 of its common shares at a price of $6.25 per share for total gross proceeds of $60,000,000 before a 5% cash commission of $3,000,000 and issue expenses estimated at $350,000. The net proceeds, together with the Company’s existing funds, will be used by the Company for the exploration and advancement of the Company’s Gualcamayo gold project in San Juan province, Argentina, and for general working capital.